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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-4/A
                              (AMENDMENT NO. 1)
                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                           THE MARQUEE GROUP, INC.
                             (Name of the Issuer)

                           THE MARQUEE GROUP, INC.
                     (Name of Person(s) Filing Statement)

                                   WARRANTS
                        (Title of Class of Securities)

                                  570906115
                    (CUSIP Number of Class of Securities)

                        ROBERT M. GUTKOWSKI, PRESIDENT
                        888 SEVENTH AVENUE, 37TH FLOOR
                           NEW YORK, NEW YORK 10019
                                (212) 977-0300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copy to:

                             AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               805 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 751-5700

                                JULY 23, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)

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   This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on July 23, 1997 by The Marquee Group, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of its outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

   This Amendment No. 1 reflects the Company's extension by press release, dated August 21, 1997, of the date and time at which the Offer expires from 5:00 p.m., New York City time, on Thursday, August 21, 1997 to 5:00 p.m., New York City time, on Thursday, September 4, 1997.

ITEM 8. ADDITIONAL INFORMATION.

(e) The information set forth in Section 8(e) of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

   As set forth in the Press Release, dated August 21, 1997, which is attached hereto as Exhibit (a)(9) (the "Press Release"), the complete text of which is incorporated herein by reference, the Company has extended the time and date of expiration of the Offer to 5:00 p.m., New York City time, on Thursday, September 4, 1997, unless further extended.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Item 9 is hereby supplemented and amended as follows:

(a)(9)   Press Release, dated August 21, 1997.

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                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1997
                                          THE MARQUEE GROUP, INC.,
                                          a Delaware corporation
                                          By: /s/ Jan E. Chason
                                              -------------------------------
                                              Jan E. Chason
                                              Chief Financial Officer and
                                              Treasurer

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                                EXHIBIT INDEX

  EXHIBIT NO.                  DESCRIPTION
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
(A)(9)          Press Release, Dated August 21, 1997.

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